RMS

18000837

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
| Estimated average burden hours per response..... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 23 2018
Washington DC
415

| SEC FILE NUMBER |
|---|
| 8-69610 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M1 Finance LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

213 W. Institute Place, Suite 301
(No. and Street)

| Chicago | IL | 60610 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nicholas Dalmaso 312.600.6668
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

| 10 South Riverside Plaza | Chicago | Illinois | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



DM

## OATH OR AFFIRMATION

I, Nicholas Dalmaso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M1 Finance LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRIAN R BARNES
Official Seal
Notary Public – State of Illinois
My Commission Expires Nov 29, 2021

Signature

CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
MI Finance LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of MI Finance LLC as of December 31, 2017 and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of MI Finance LLC as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of MI Finance LLC's management. Our responsibility is to express an opinion on MI Finance LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MI Finance LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

To the Member
M I Finance LLC

**Supplemental Information**

The accompanying supplemental information (Schedule I - Computation of Net Capital Required by Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for Determination of Reserve Requirements Required by Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III - Information Relating to the Possession or Control Requirements Required by Rule 15c3-3 of the Securities and Exchange Commission) has been subjected to audit procedures performed in conjunction with the audit of M I Finance LLC's financial statements. The supplemental information is the responsibility of M I Finance LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as M I Finance LLC's auditor since December 2017.
Chicago, Illinois
January 29, 2018

**M1 Finance LLC**
**Statement of Financial Condition**
**December 31, 2017**

**ASSETS**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 45,560 |
| Investment in securities, at fair market value | | 388,753 |
| Commissions receivable | | 1,184 |
| **Total assets** | $ | 435,497 |

**LIABILITIES AND MEMBER'S EQUITY**

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts payable | $ | 32,605 |
| Debt margin | | 101,609 |
| **Total liabilities** | | 134,214 |
| **Member's equity** | | |
| **Total member's equity** | | 301,283 |
| **Total liabilities and member's equity** | $ | 435,497 |

The accompanying notes to the financial statements are an integral part of this statement.

**M1 Finance LLC**
**Statement of Operations**
**For the Year Ended December 31, 2017**

| | |
|---|---|
| **REVENUE** | |
| Total Broker Dealer Revenue | $ 10,562 |
| Platform Usage Fees | 35,727 |
| Total Revenue | $ 46,289 |
| **EXPENSES** | |
| Clearing Fees | $ 194,795 |
| Legal & Professional Fees | 44,994 |
| Regulatory Fees | 23,717 |
| Trading Fees | 30,563 |
| Other Fees | 5,616 |
| Total Expenses | 299,686 |
| Net Operating Loss | (253,396) |
| Total Other Income | (16,267) |
| Net Loss | $(269,663) |

The accompanying notes to the financial statements are an integral part of this statement.

M1 Finance LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2017

| | Member's Capital | Retained Earnings | Total Member's Equity |
|---|---|---|---|
| Balance, December 31, 2016 | $537,810 | $(116,863) | $420,946 |
| Contributions | 150,000 | - | 150,000 |
| Net Loss | - | (269,663) | (269,663) |
| Balance, December 31, 2017 | $687,810 | $(386,526) | $301,283 |

The accompanying notes to the financial statements are an integral part of this statement.

**M1 Finance LLC**
**Statement of Cash Flows**
**For the Year Ended December 31, 2017**

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net Loss | $(269,663) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Commissions receivable | (1,045) |
| Accounts payable | 17,407 |
| Investments in securities at fair market value | 1,186 |
| Debt margin | 15,230 |
| Total Adjustments to reconcile net loss to net cash used in operating activities: | **32,778** |
| Net cash used in operating activities | **(236,885)** |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Contributions from member | 150,000 |
| Net cash provided by financing activities | **150,000** |
| Net decrease in cash and cash equivalents | **(86,885)** |
| Cash and cash equivalents, beginning of year | 132,444 |
| Cash and cash equivalents, end of year | **$45,560** |

The accompanying notes to the financial statements are an integral part of this statement.

## M1 Finance LLC
## Notes to Financial Statements
## Year Ended December 31, 2017

### Note 1 – Summary of Significant Accounting Policies

#### Organization and Nature of Operations

M1 Finance LLC (the Firm) is a Delaware Limited Liability Company registered as an introducing broker-dealer with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Firm is a wholly owned subsidiary of M1 Holdings Inc. (the "Parent"). The first capital contribution was made in October 2015, from its sole member. The Firm maintains an online platform to automatically and intelligently build long-term savings and manage wealth through investments in NYSE and NASDAQ securities for free.

The Firm does not engage in market making or firm commitment underwritings or provide investment advisory services to its customers. The Firm does not affect transactions in commodities, commodity futures or commodity options nor does it engage in any other non-securities business activities.

The Firm does not carry or maintain accounts for customers; handle or hold customer funds or securities; clear or settle securities transactions on behalf of customers; issue research reports regarding securities; permit its personnel to exercise discretion over customer accounts; or engage in market making.

#### Financial Statement Presentation

The accounting policies and reporting practices of the Firm conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

#### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2017 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the statements.

## Note 1 – Summary of Significant Accounting Policies (Continued)

### Cash and Cash Equivalents

For purposes of the statement of Cash Flows, the Firm has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business. The Firm maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation. The Firm may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Firm has not experienced losses on these accounts, and management believes that the Firm is not exposed to significant risks on such accounts. The Firm also maintains three brokerage accounts with clearing broker Apex Clearing Corporation.

### Income Taxes

No provisions have been made for income taxes since the Firm is a single member limited liability company and is considered a disregarded entity for income tax purposes. The sole member is liable for income taxes based on the Firm's taxable income.

The Firm follows the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. The Firm has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Firm believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments.

## Note 1 – Summary of Significant Accounting Policies (Continued)

### Revenue Recognition

Platform fees are earned by the Company in its capacity as the host of an online platform. These fees are based on assets under management and are accrued monthly as the service is provided. Credit interest revenue is accrued as it is earned. Order flow revenue is recognized on the trade date. Realized and unrealized gains and losses on securities owned are reported on a net basis in the statement of operations. Interest earned on cash balances is recognized when earned. Dividends and distributions received from securities owned are recognized as earned on the ex-dividend date.

### Investments in Securities

The Firm primarily executes trades on an agency basis. The Firm allows for fractional share purchases and maintains a fractional share account for limited principal trading. Securities transactions are recorded on the trade date, as if settled. Profit and loss arising from securities transactions are entered for the account and risk of the Firm, and are therefore recorded on a trade date basis. Marketable securities held by the Firm are classified as trading securities and valued at fair value.

## Note 2 – Fair Value Measurements

Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) Topic 820, and Fair Value Measurements, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels for the fair value hierarchy under Financial Accounting Standards Board's Accounting Codification, Section 820-10, Fair Value Measurements and Disclosures ("ASC 820-10") are described below:

## Note 2 – Fair Value Measurements (Continued)

Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2

Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. At December 31, 2017, the Firm did not have any Level 2 or Level 3 inputs.

At December 31, 2017, investments in securities of $388,753 consisted of equity securities and are classified as Level 1 securities.

## Note 3 – Concentration of Risk

The Firm is engaged in brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty. For the year ended December 31, 2017, Apex Clearing Corporation was the only counterparty that the Firm engaged in brokerage activities.

## Note 4 – Net Capital Requirements

The Firm is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $100,000 at December 31, 2017, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2017, the Firm had net capital of $209,655, which was $109,655 in excess of its required net capital of $100,000. The Firm's ratio of aggregated indebtedness to net capital was .64 to 1 at December 31, 2017.

## Note 5 – Related Party

The Firm has an expense agreement with its Parent whereby the Firm makes use of a portion of the Parent's office and support personnel which does not cause the Parent to incur significant, if any, additional costs and expenses. The Parent has adequate resources to incur and pay for such overhead costs in its ordinary course of business and per the expense agreement, the Firm is not required to repay such amounts to the Parent, nor do such amounts get allocated or recorded as additional paid-in capital to the Firm.

The Firm does record and pay for any and all expenses directly related to its operating activities as a registered Broker Dealer. In some cases, certain of these operating expenses that are directly related to the Firm get funded by the Parent, yet these costs are recorded on the Statement of Operations of the Firm along with a related payable to Parent. At December 31, 2017, the Firm had no outstanding receivables from or payables to the Parent.

## Note 6 – Commitments and Contingencies

There are no commitments or guarantees against the assets of the Firm and no contingencies regarding litigation or arbitration. The Firm is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2017 and through the date of this report there were no such claims.

## Note 7 – Clearing Agreement

The Firm is an introducing broker, and clears all transactions for customers through an account with Apex Clearing Corporation.

## Note 8 – Subsequent Events

The Firm's management has evaluated subsequent events through January 29, 2018, the date the financial statements were issued, and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

M1 Finance LLC
Computation of Net Capital Required by Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2017

| | | |
|---|---|---|
| **COMPUTATION OF NET CAPITAL 2017** | | |
| Total member's equity qualified for net capital | $ | 301,283 |
| **NET CAPITAL BEFORE HAIRCUTS** | | 301,283 |
| Less haircuts on securities: | | |
| Equities | | 58,313 |
| Undue concentrations | | 33,314 |
| Total haircuts on securities | $ | 91,627 |
| **NET CAPITAL** | $ | 209,655 |
| Minimum net capital requirement (6 2/3% of AI) | | 8,948 |
| Minimum dollar net capital requirement | | 100,000 |
| **EXCESS NET CAPITAL** | $ | 109,655 |
| **COMPUTATION OF AGGREGATE INDEBTEDNESS** | | |
| Aggregate indebtedness – accounts payable and debt margin | $ | 134,214 |
| Ratio of aggregate indebtedness to net capital | | 0.64 to 1 |

There were no material differences between this computation required pursuant to rule 15c3-1 and the corresponding prepared by the Firm and included in the Firm Unaudited Form X-17a_5 Part IIA filing as of December 31, 2017.

See Independent Auditor's Report

## M1 Finance LLC
## Computation for Determination of Reserve Requirements
## Required by Rule 15c3-3 of the Securities and Exchange Commission
## December 31, 2017

The Firm is exempt from Rule 15c3-3 under paragraph (k)(2)(ii). The Firm clears all transactions with and for customers on a fully disclosed basis with Apex Clearing Corporation, or other qualified investment company, and promptly transmits all customer funds and securities, to Apex Clearing Corporation, or other qualified investment company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

## M1 Finance LLC
## Information Relating to the Possession or Control Requirements
## Required by Rule 15c3-3 of the Securities and Exchange Commission
## December 31, 2017

The Firm is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2)(ii). The Firm clears all transactions for customers on a fully disclosed basis with Apex Clearing Corporation, or other qualified investment company, and promptly transmits all customer funds and securities to Apex Clearing Corporation, and other qualified investment company, which carries all pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or
dealer.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
M1 Finance LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) M1 Finance LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which M1 Finance LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) M1 Finance LLC stated that M1 Finance LLC met the identified exemption provisions throughout the most recent fiscal year without exception. M1 Finance LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M1 Finance LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Chicago, Illinois
January 29, 2018

M1 Finance LLC

213 W. Institute Place, Suite 301

Chicago, Illinois 60610

M1 Finance LLC's Exemption Report

Required by Rule 17A-5 of the Securities and Exchange Commission

M1 Finance LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Sec. 240.17a-5, "Reports to be made by certain broker dealers"). This exemption report was prepared as required by 17 C.F.R. Sec. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1. The Firm claimed an exemption from 17 C.F.R. Sec. 240.15c3-3 under the following provisions of 17 C.F.R. Sec. 240.15c3-3(k)(2)(ii).
2. The Firm stated that they met the identified exemption provisions throughout the most recent fiscal year without exception.

M1 Finance LLC

I, Nicholas Dalmaso, swear (or affirm) that, to the best knowledge and belief, this Exemption Report is true and correct.

By:

Nicholas Dalmaso, CCO

January 29, 2018

✓ **Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.**

**Filing ID:** 2091606 (Please retain this number for further inquiries regarding this form)
**Submitted By:** ndalmaso3
**Submitted Date:** Tue Feb 13 11:56:18 EST 2018

All fields marked with * are mandatory.

**Annual Audit Notice Information:**

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year.
**For more information on these requirements, see SEC Release No. 34-70073 available at** http://www.sec.gov/rules/final/2013/34-70073.pdf .

**Annual Audit Filing Guidelines (effective February 2016):**
Pursuant to SEA Rule 17a-5(d)(6), a broker-dealer required to prepare an annual audit report must file the report at the regional office of the Commission, the Commission's principal office in Washington, DC, the principal office of its designated examining authority, and with the Securities Investor Protection Corporation ("SIPC") if the broker or dealer is a member of SIPC. Copies of the reports must be provided to all self-regulatory organizations ("SROs") of which the broker or dealer is a member, unless the SRO by rule waives this requirement. In an attempt to reduce redundancies and to streamline the filing requirements regarding SEA Rule 17a-5(d), FINRA has worked with the exchanges for which FINRA currently performs regulatory services to facilitate a single filing of annual audit reports, which eliminates the need for multiple filings in most cases.

**Effective February 1, 2016, your firm's electronic submission of the annual audit report to FINRA via Firm Gateway satisfies any requirement under SEA Rule 17a-5(d)(6) that it be submitted to the following SROs:**

**BATS Exchange, Inc.(BZX), BATS Y-Exchange, Inc. (BYX)**

**BOX**

**CBOE, C2**

**EDGA Exchange, Inc., EDGX Exchange, Inc.**

**Investors Exchange LLC (IEX)**

**ISE, ISE Gemini, ISE Mercury**

**MIAX**

**NASDAQ, NASDAQ BX, Inc., NASDAQ PHLX LLC**

**NYSE, NYSE Arca, NYSE MKT**

FINRA may share a copy of the submitted Annual Audit with any SRO(s) listed above of which your firm is a member. **If you are a member of an SRO that is not listed above and that has not waived the filing requirement by rule, you must continue to file directly with such SRO.**

| Name of Auditor* | | PCAOB #* | |
|---|---|---|---|
| Plante & Moran, PLLC | | 166 | |
| **Auditor Address - Street*** | **City*** | **State*** | **Zip Code*** |
| 10 South Riverside Plaza, 9th Floor | Chicago | IL | 60606 |

Auditor Main Phone Number*

312-207-1040

Lead Audit Partner Name*

Steven Schick

Lead Audit Partner Direct Phone Number*

312-602-3509

Lead Audit Partner Email Address*

steve.schick@plantemoran.com

FYE: 2017-12-31

**Below is a list of *required* documents. Please check to indicate the document is attached.***

- ☑ Facing Page [Form X-17A-5 Part III]
- ☑ An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- ☑ Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- ☑ Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- ☑ Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])
- ☑ Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- ☑ Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

**SEA Rule 15c3-3 *(Select ONLY One)* See Annual Audit Notice Information above.**

◉ Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

☐ Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

**The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.**

☐ Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]

☐ For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds

☐ For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:* M1 Finance - Annual Audit FYE 2017.pdf 2270938 bytes

**M1 Finance LLC**
**Table of Contents**